ITEM 1



                                  VASOGEN INC.



                           2155 Dunwin Drive, Unit 10
                              Mississauga, Ontario
                                     L5L 4M1
                                     CANADA








                                      2000
                             ANNUAL INFORMATION FORM


                                  April 9, 2001





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                             ITEM 2 - INCORPORATION


Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated January 10, 1980, as amended by articles of amendment dated September 19, 1985, June 15, 1988, and April 21, 1994, and was continued under the Canada Business Corporations Act by Certificate and Articles of Continuance dated August 9, 1999. Vasogen Inc. has one wholly-owned subsidiary, Vasogen Ireland Limited, a company incorporated under the laws of Ireland. Vasogen Ireland Limited is the owner of the technology being developed by the Company.

The registered office of Vasogen Inc. is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and its principal office is located at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario, Canada L5L 4M1. Vasogen Inc. is currently a "reporting issuer" in all the Provinces and Territories of Canada except for Nova Scotia and Newfoundland. Its telephone number, fax number and website address are, respectively, (905) 569-2265, (905) 569-9231 and www.vasogen.com. Unless the context otherwise indicates, any reference to "Vasogen" or the "Company" contained herein means Vasogen Inc. and Vasogen Ireland Limited collectively.


                  ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS


Vasogen is engaged in the development and commercialization of immune modulation therapy, a therapeutic platform technology designed to treat disease by regulating the immune response. Recent advances in the field of immunology have demonstrated the central role that inflammation plays in a broad range of disorders, including cardiovascular diseases, autoimmune diseases such as psoriasis and multiple sclerosis, and some cancers. Vasogen is focused on the development of novel therapeutic interventions to treat many of these devastating diseases by harnessing the power of the human immune system to regulate destructive inflammatory responses.

Over the past three years, the Company has completed fundamental, pre-clinical, and clinical research with respect to its proprietary immune modulation therapy. In addition to supporting the regulatory approvals process, this research has provided information with which the Company has been able to target the application of immune modulation therapy to disease indications.

Vasogen's immune modulation therapy is currently in clinical development for a number of disease indications including psoriasis, peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury associated with major vascular surgery, chronic lymphocytic leukemia, and graft-versus-host disease. During fiscal 2000, the Company completed controlled clinical trials in psoriasis and peripheral vascular disease, with follow-on studies underway or planned. Successful completion of ongoing clinical studies would position the Company to enter a number of multi-center clinical trials of immune modulation therapy to support regulatory approval. Through collaborations with international researchers, Vasogen is also investigating

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therapeutic interventions for the treatment of additional autoimmune and neurological disorders.

The Company intends to commercialize its therapies through licensing agreements with established health care companies.

Over the past three fiscal years, Vasogen has raised approximately $59 million in net proceeds from the issuance of equity securities to investors and the exercise of options and warrants. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "VAS" and on the American Stock Exchange under the symbol "MEW".


                 ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

1.  INTRODUCTION

a)  The Role of Inflammation in Disease

Inflammation is the normal response by the immune system to infection, injury, or disease. Inflamed tissues generate signals, including pro-inflammatory cytokines, that lead to the redness, swelling, and pain associated with inflammation. Additional pro-inflammatory cytokine production leads to the recruitment of immune cells from the bloodstream to the site of inflammation in the tissue, where these cells help to destroy and clear the inflammatory agent. This response is normally self-limiting and promotes healing; but, when uncontrolled, it becomes harmful and can cause tissue damage.

The inflammatory response can be either acute or chronic. Acute inflammation usually lasts at most a few days and generally enables healing and repair processes; however, in chronic inflammation the attempt at healing and repair becomes misdirected. Chronically inflamed tissues continue to generate pro-inflammatory cytokines that recruit additional immune cells into the tissue. The migration of immune cells into the tissue further amplifies the ongoing inflammatory response, leading to organ and tissue damage that manifests as a range of disease symptoms.

The medical community is becoming increasingly aware of the role that chronic inflammation plays in many diseases. As the link between inflammation and disease becomes more apparent, the need for effective and safe anti-inflammatory therapies continues to grow. Vasogen's immune modulation therapy is being developed to provide safe and effective treatment for inflammatory disorders by down-regulating the chronic inappropriate production of harmful pro-inflammatory cytokines.


b)  Mechanism of Action of Vasogen's Immune Modulation Therapy

Published research suggests that the normal removal of stressed cells from the body by the immune system is inherently an anti-inflammatory process. Vasogen's immune modulation therapy is designed to exploit this anti-inflammatory response to stressed cells. Delivered during a 20-minute outpatient procedure, immune modulation therapy involves the stressing of a small sample of a patient's blood cells using a proprietary medical device technology,


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followed by the administration of the stressed cells to the patient.



Administration of the stressed cells leads to their interaction with cells of the patient's immune system, including macrophages and dendritic cells, triggering the release of regulatory cytokines, particularly interleukin-10. Production of regulatory cytokines leads to a relative decrease in the level of pro-inflammatory Th1 cells and cytokines, including tumor necrosis factor-alpha, interleukin-6 and interferon-gamma. At the same time, the relative number of Th2 cells is increased, leading to an increased production of regulatory cytokines, including interleukin-10.

The process of modulating the levels of both anti-inflammatory and pro-inflammatory cytokines leads to a decrease in systemic inflammation. This is the fundamental basis for the application of immune modulation therapy across a broad range of disease targets.


2.   DISEASE TARGETS

2.1  Cardiovascular Disease

a)  Overview

It is estimated that more than 2,600 Americans die of cardiovascular disease each day. It is now widely recognized that inappropriate inflammatory responses are a significant factor in the development of a number of cardiovascular disorders, including atherosclerosis - the major underlying cause of peripheral vascular disease, congestive heart failure, and ischemia/reperfusion injury. Atherosclerosis is a progressive condition in which the development of plaque in the artery wall restricts blood flow to the heart, brain, and extremities. A high level of inflammatory cell activity is also associated with atherosclerotic plaque instability and rupture, leading to thrombosis, which may result in heart attack or stroke. Vasogen's immune modulation therapy has been shown to beneficially impact pathological processes associated with these cardiovascular diseases.

Peripheral vascular disease ("PVD"), which is characterized by atherosclerotic blockage of the major arteries leading to the legs, affects approximately 20 million people in North America and Europe. Symptoms of PVD, including severe pain on walking, are associated with a near threefold increase in the incidence of heart attack and stroke - 30% of PVD patients die from these causes within five years of diagnosis. An estimated one in four patients with advanced PVD requires expensive surgical intervention, and in approximately 200,000 cases each year, there is a need to amputate. Health expenditures resulting from PVD are now estimated to exceed $10 billion annually.

Approximately 11 million individuals in North America and Europe suffer from congestive heart failure ("CHF"), and due to the aging population, its prevalence is increasing. CHF occurs when the pumping function of the heart is insufficient to meet the body's demands for oxygen and nutrients. The most common triggers of CHF are hypertension and coronary artery disease due to atherosclerosis. Symptoms include shortness of breath, fatigue, and swelling of the legs. CHF is usually progressive, becomes irreversible, and ultimately results in death. The direct costs of treating CHF in the United States are currently estimated at $20 billion per year.


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Ischemia/reperfusion ("I/R") injury is implicated in approximately 500,000 major vascular surgical procedures performed annually in the United States. I/R injury occurs when blood flow to an organ is interrupted, leading to lack of oxygen (ischemia), and then re-established after a period of time (reperfusion). The restoration of blood flow induces a complex series of events, resulting in a harmful inflammatory response. I/R injury results in post-operative organ failure, prolonged patient recovery times, and consequently higher healthcare costs. Each year, complications associated with I/R injury cost healthcare systems an estimated $1 billion.


b)  Current Development Status

Vasogen has reported successful results from a double-blind, placebo-controlled clinical trial of immune modulation therapy in 81 patients with PVD. The trial was designed to investigate the impact of this therapy on patients' walking distance before onset of pain - a widely recognized measure of therapeutic efficacy in PVD. The trial was conducted in the United Kingdom at the University of Dundee, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and at the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery.

The primary endpoint of the trial was successfully achieved, with significantly more of the patients (67%) who received immune modulation therapy exhibiting a greater than 50% increase in their pain-free walking distance compared to those who received placebo (42%). Patients who received active therapy also showed a significantly greater increase in their median pain-free walking distance - 102% versus 42% in the placebo group. Vasogen's immune modulation therapy was well tolerated, with no reports of significant adverse side effects, and provided a long-term therapeutic benefit. Based on these results, plans are underway for the launch of a multi-center trial to support regulatory approval in the United States.

Clinical development in the U.S. is also focused on applying Vasogen's immune modulation therapy to the treatment of CHF and the prevention of I/R injury during major vascular surgery. The CHF clinical trial is ongoing at The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure, and at Baylor College of Medicine and the Texas Heart Institute, Houston, Texas, under the direction of Dr. Guillermo Torre, Medical Director of the Heart Transplant Service.

Also in progress at Baylor College of Medicine is a clinical trial designed to investigate the effectiveness of immune modulation therapy in preventing I/R injury during major vascular surgery. Successful completion of these U.S. trials, planned for the second half of 2001, would position the Company to enter multi-center clinical trials of immune modulation therapy to support regulatory approval in two additional areas of cardiovascular disease.

c)  Supporting Studies

During 2000, Vasogen completed pre-clinical research providing evidence that the Company's immune modulation therapy improves the function of the vascular endothelium, the cellular lining of blood vessels. In patients with atherosclerosis, poor endothelial function can contribute to inflammation, promote progression of atherosclerosis, and allow the formation of thrombi that can block blood vessels. Reduced endothelial function contributes to the progression of

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atherosclerosis, leading to heart attack, stroke, and many other cardiovascular complications. The controlled pre-clinical research, conducted in a widely-used model of atherosclerosis, was carried out at McMaster University, Hamilton, and St. Michael's Hospital, University of Toronto, under the direction of Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital. Endothelial function was assessed in treated versus untreated control animals by measuring relaxation of arteries in response to acetylcholine, a potent dilator of blood vessels in animals with normal endothelial function. Endothelial-dependent relaxation was confirmed by comparing the function of intact arteries with those in which the endothelium had been removed. A near three-fold greater maximal endothelial-dependent relaxation was observed in the treated compared to the untreated control group.

In 1999, Vasogen completed a double blind placebo-controlled clinical study at the University of Lund, Sweden under the direction of Dr. Lars Edvinsson, Department of Internal Medicine, on 18 patients with advanced PVD. In this study, the rate of recovery of skin blood flow was measured following temporary occlusion with a blood pressure cuff, this recovery rate being related to nitric oxide activity. The results showed a significant decrease in blood flow recovery times in the treated patients, evidence of an improvement in endothelial function. There were no reports of significant adverse side effects associated with Vasogen's immune modulation therapy. These results on endothelial function were presented in November 2000 at the 73rd Scientific Sessions of the American Heart Association.

During 1998 and 1999, Vasogen completed pre-clinical studies in a standard animal model of atherosclerosis directed by Dr. Duncan Stewart, Head of the Division of Cardiology, St. Michael's Hospital at the University of Toronto. These results, which showed a substantial and significant reduction in plaque area in treated animals, were presented in March 2000 at the 49th Annual Scientific Session of the American College of Cardiology. Based on these results, the Company filed certain patent applications with the United States Patent Office in respect of preventing and reversing atherosclerosis.

Using pre-clinical models, Vasogen has shown that pre-treatment with the Company's immune modulation therapy causes a significant reduction in I/R injury to the kidney by reducing the level of I/R induced cell death in this organ. Data confirming this ability to provide protection against the damaging effects of I/R injury were presented at the VIIth Annual Scientific Meeting of La Societe Quebecoise d'Hypertension Arterielle, held in Quebec City in January 1999. The results presented were based on studies carried out by Dr. Huifang Chen of the Research Centre of the University of Montreal ("CHUM") in a standard large animal model of I/R-induced kidney failure. Dr. Chen's findings confirmed earlier studies performed by Dr. Johanne Tremblay of CHUM, described below, which were presented at the Third International Congress of Pathophysiology in Lahti, Finland in June of 1998.

In these studies, animals were given a course of either Vasogen's immune modulation therapy or placebo, followed by induction of I/R injury in the kidney. Renal I/R injury frequently occurs during major vascular surgery. Recovery of kidney function following I/R injury was monitored daily by measurement of serum creatinine levels, which is a marker of kidney damage. The results showed that the degree of renal damage following I/R injury, as reflected by elevation of serum creatinine levels, was significantly less in the treated group. The average daily creatinine levels over the six-day observation period were 45% lower in the treated group, compared to the placebo group. Using another pre-clinical model, which simulates multi-organ I/R injury,

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Vasogen's immune  modulation  therapy was shown to reduce  subsequent  damage to both the liver and to skeletal muscle. These results demonstrate that this organ protection can be extended to other organs in addition to the kidney.

This research has also focused on the effect of Vasogen's immune modulation therapy on the mechanism of protection against cell death, the ultimate result of I/R injury. It is now known that impaired function of the mitochondria, the structures on which cells depend for energy and survival, is a sign of impending apoptosis, a common form of cell death. Mitochondrial membrane potential ("MMP") was measured in kidney tubule cells subjected to I/R injury. Reduction in MMP is one of the earliest indications of impaired mitochondrial function and impending cell death. Following I/R injury, MMP was fully maintained and significantly higher in the kidneys of the group treated with Vasogen's immune modulation therapy, compared to the placebo group, a difference of 48%. Additional studies have also measured the degree of cell death by apoptosis in the proximal renal tubule cells, by DNA laddering. The degree of DNA laddering correlates with the amount of apoptosis in a tissue. The results showed that there was a significantly lower level of DNA laddering in the kidney 12 hours following the I/R event in treated animals compared to controls, and a reduction of TUNEL staining of the cell nuclei confirmed the reduction in apoptosis of the cells. These studies indicate a lower level of apoptosis in animals receiving Vasogen's immune modulation therapy and demonstrate that the Company's therapy improves the retention of mitochondrial integrity subsequent to ischemic damage, thus enhancing cell survival after I/R injury.


2.2   Autoimmune Disease

a)  Overview

Approximately 50 million Americans, or one in five people, suffer from one or more of 80 autoimmune diseases, including psoriasis, multiple sclerosis, and rheumatoid arthritis. Autoimmune diseases result when the immune system attacks the very tissues it was designed to protect. Tissue damage and infection normally trigger a self-limiting immune response that is accompanied by the activation of immune cells and the production of inflammatory cytokines for the purpose of infection clearance and tissue repair. In autoimmune diseases, however, the immune response is ongoing and results in chronic inflammation, leading to progressive tissue damage. The impact of these diseases on everyday life can range from mild inconvenience to severe disability and even death. Vasogen's immune modulation therapy is being developed to down-regulate chronic inflammation and to reduce the harmful effects associated with autoimmune diseases.

Psoriasis, an autoimmune disease that affects the skin, is characterized by immune-related inflammation and excessive cell growth. It is a lifelong condition with chronic recurrent exacerbations and remissions that are emotionally and physically distressing. Psoriasis is a common disease, occurring in up to 2% of the population. In North America, approximately 400,000 individuals suffer from moderate to severe psoriasis, with the annual cost of outpatient care estimated to exceed $3 billion.

In multiple sclerosis, the myelin sheath (the outer layer of nerve fibers) becomes inflamed and is ultimately damaged. As a result, the transmission of messages along the nerves and throughout


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the body may be slowed or blocked, leading to diminished function. Patients experience weakness, numbness, impaired vision, poor coordination, speech problems, muscle rigidity, paraplegia, and loss of voluntary bowel control. Approximately one million people worldwide suffer from multiple sclerosis.

Rheumatoid arthritis is a condition in which the immune system attacks cartilage and bone, and may also damage internal organs. Daily joint pain is an inevitable consequence of the disease, and most patients also experience some degree of depression, anxiety, and feelings of helplessness. In some cases, rheumatoid arthritis can interfere with a person's ability to carry out normal daily activities, limit job opportunities, and disrupt the joys and responsibilities of family life. It is estimated that more than two million Americans suffer from this potentially disabling disease.

b)  Current Development Status


Research results, published in the Journal of Cutaneous Medicine and Surgery (Vol. 4, Number 3, 2000, pages 132-137), have demonstrated that Vasogen's immune modulation therapy significantly inhibits inflammation. Furthermore, an alteration in the balance between pro-inflammatory and anti-inflammatory cytokines has been demonstrated in pre-clinical models of inflammatory disease: the pro-inflammatory cytokines tumor necrosis factor-alpha, interferon-gamma, and interleukin-6 were significantly down-regulated, while anti-inflammatory cytokines, including interleukin-10, were significantly up-regulated following immune modulation therapy.

These results have led to the identification of a number of autoimmune disorders, including psoriasis, multiple sclerosis and rheumatoid arthritis, as potential application targets for immune modulation therapy. In addition to the psoriasis application, which is currently in clinical trials, ongoing research programs are focused on developing these additional autoimmune disease indications.

During 2000, Vasogen carried out its first double-blind, placebo-controlled clinical trial of immune modulation therapy for the treatment of an autoimmune disease, in patients with moderate to severe psoriasis. This 20-patient feasibility clinical trial was conducted at the Sunnybrook and Women's College Health Sciences Centre, Toronto, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

Of the patients who received Vasogen's immune modulation therapy, 70% reported symptomatic improvement (as measured by patient global assessment) by the end of their first course of therapy. Using the psoriasis area severity index (PASI) score, 50% of patients who received treatment experienced a clinically significant benefit (that is, a greater than 40% improvement in PASI score). These results show the promise of immune modulation therapy for the treatment of psoriasis. Both in terms of the therapy's beneficial effects and its favorable side-effect profile, immune modulation therapy compares very favorably to existing therapies for moderate to severe psoriasis, which exhibit significant toxicity.

Vasogen is now carrying out a multi-center clinical trial in patients with moderate to severe psoriasis. This follow-on trial is designed to study optimized treatment schedules and provide further information supporting the efficacy of immune modulation therapy. Successful


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completion of this trial, scheduled for late 2001, would position the Company to enter pivotal trials to support regulatory approval of its first autoimmune disease indication.

c)  Supporting Studies

During 2000, University of Toronto researchers identified interleukin-10 (IL-10), a cytokine produced by regulatory T cells, as a key factor in the anti-inflammatory mechanism of the Company's immune modulation therapy. IL-10 has been shown to play a significant role in inflammatory medical conditions, including I/R injury and autoimmune diseases such as psoriasis. These results, based on research carried out under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto, were presented at the 61st Annual Meeting of the International Society of Dermatology, held on May 10-14, 2000, in Chicago. The results, obtained in a pre-clinical model of inflammatory skin disease, showed that the administration of a course of Vasogen's immune modulation therapy significantly reduced inflammation in the treated animals by 46% compared to control animals. In animals specifically bred to produce none of the anti-inflammatory cytokine IL-10, however, treatment with immune modulation therapy had no effect, demonstrating that IL-10 is an important mediator in the anti-inflammatory mechanism of Vasogen's immune modulation therapy.

During 1999, pre-clinical studies carried out at the Sunnybrook Health Sciences Centre, University of Toronto, under the direction of Dr. Daniel Sauder, demonstrated that the Company's immune modulation therapy significantly inhibited the inflammatory response in a pre-clinical model of inflammation (contact hypersensitivity). Contact hypersensitivity results from an immune response associated with a particular population of T cells, the Th1 cells. Inappropriate chronic activity of Th1 cells is associated with many autoimmune diseases including rheumatoid arthritis, psoriasis, and multiple sclerosis. In the contact hypersensitivity system, mice are first sensitized by application of a chemical sensitizing agent to the skin and then challenged five days later by application of the same agent to the ear. The resulting inflammation can be precisely quantified by measuring the degree of ear swelling. Animals receiving Vasogen's immune modulation therapy showed a reduction of 45% in swelling compared to control animals given a placebo treatment. This significant reduction of swelling is comparable to the effect of several powerful but toxic immunosuppressive agents, such as cyclosporine, which are currently used to treat a number of autoimmune diseases.


2.3  Leukemia

a)  Overview

Leukemia is a cancer of the bone marrow and blood. In all types of leukemia, abnormal white cells proliferate in the bone marrow, crowding out healthy blood cells so that organs, such as the liver, spleen, or lymph nodes, do not function properly. Dysfunction of the immune system is implicated both in leukemia and its treatment. In chronic lymphocytic leukemia ("CLL"), B-lymphocytes multiply in an uncontrolled fashion. Vasogen's immune modulation therapy may increase anti-CLL T cells, potentially leading to disease control. In graft-versus-host disease ("GvHD"), activation of T cells in donor bone marrow grafts causes a potentially life-threatening inflammatory reaction. Processing of donor T cells with Vasogen's technology has been shown pre-clinically to prevent such a response.


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CLL is the most common form of adult leukemia in the Western world, affecting approximately 120,000 individuals in North America and Europe. CLL is characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen, and liver. Patients with CLL experience numerous symptoms, including fatigue, weight loss, anemia, bleeding disorders, and increased infections. High-risk CLL patients have a median survival time of less than three years. At present CLL is incurable, with conventional chemotherapy being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, hair loss, and increased risk of infection. An estimated $300 million is spent annually on current therapies for CLL.

GvHD is a potentially fatal complication of bone marrow transplantation ("BMT"), a procedure that is performed to treat leukemias and lymphomas that no longer respond to conventional therapy. Prior to a BMT procedure, powerful chemotherapeutic drugs are used alone or in combination with radiotherapy to eliminate the patient's bone marrow, which is the site of production of the malignant cells. The patient's bone marrow is then replaced by normal bone marrow from a donor. Thousands of donor BMT procedures are performed annually. However, the number of BMTs are limited by the scarcity of finding appropriate matches of donors to recipients. A mismatched BMT will result in overwhelming GvHD, which can ultimately lead to death of the recipient. GvHD develops as part of an immune response that occurs when T cells given with the donor bone marrow (graft) identify cells in the recipient's body (host) as foreign and reject them. Potentially fatal, GvHD is a chronic debilitating disease that can result in widespread organ and tissue damage. Nearly half of all patients who undergo donor BMT develop GvHD. Costs associated with treating the complications of this condition are estimated to be $400 million annually.

b)  Current Development Status


Published research shows that the malignant B-lymphocytes involved in chronic lymphocytic leukemia (CLL) appear to have escaped normal immune regulation. Based on encouraging clinical improvements observed in CLL patients who received immune modulation therapy as an alternative to chemotherapy, Vasogen announced plans to initiate a clinical trial in this indication. The trial, designed to investigate the efficacy of Vasogen's immune modulation therapy in patients with CLL, will be conducted at the Toronto Sunnybrook Regional Cancer Centre, Sunnybrook and Women's College Health Sciences Centre, under the direction of Dr. David Spaner, Clinical Oncologist, University of Toronto.

Vasogen is also applying its platform technology to the prevention of GvHD. Results published in the December 2000 issue of the journal Transplantation (Vol. 70, pages 1683-1693) demonstrated that using Vasogen's cell-processing technology to treat donor T cells prior to their transplantation attenuated or prevented GvHD in pre-clinical research models. Transplantation of processed cells also resulted in a significantly improved outcome compared to the use of cyclosporine, a standard clinical approach currently used in the prevention and treatment of GvHD.

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Research has also shown that treatment of human T cells by Vasogen's cell-processing technology results in the production of lower levels of inflammatory cytokines by these cells, and these changes closely mirror those seen in pre-clinical models. These results suggest that the use of Vasogen's technology may offer a therapeutic option when no appropriately matched bone marrow donors are available - a situation in which the risk of the patient's developing life-threatening GvHD would otherwise be high. These results have provided the rationale for the ongoing clinical study in leukemia patients under the direction of Dr. Hans Messner, Director, Bone Marrow Transplant Program, Princess Margaret Hospital, Toronto.

Successful outcomes from these trials, scheduled to report during 2001, may position Vasogen to seek fast-track regulatory approval for these indications.


c)  Supporting Studies

During 1999, Vasogen completed pre-clinical studies in GvHD using pre-clinical model systems, which introduce incompatible bone marrow stem cells into unrelated hosts. The research was conducted by Dr. David Spaner at the Division of Cancer Biology Research, Sunnybrook Health Science Centre, University of Toronto.

A 20-week study was designed to investigate the ability of Vasogen's cell processing technology to prevent GvHD in a pre-clinical model in which stem cells (the cells required to reconstitute the patient's bone marrow) were transplanted from a genetically unrelated donor. The effectiveness of Vasogen's technology was compared with that of standard immunosuppression therapy and untreated controls. In the untreated group, transplantation of the stem cells resulted in severe GvHD, causing death within two weeks. The group that received cyclosporine, an immunosuppressant drug widely used to treat GvHD, developed fatal GvHD within three weeks following transplantation. In the group that received Vasogen-processed stem cells prior to transplantation, however, no animals developed GvHD for the duration of the experiment. This protection was associated with a normalization of the imbalance between CD8 and CD4 T-cells seen in GvHD.

This and other studies demonstrate the ability of Vasogen's platform technology to markedly decrease the incidence and severity of GvHD in these model systems. Based on the results of this work, certain patent applications pertaining to methods of alleviating GvHD have been filed in various jurisdictions.


3.  Scientific Advisory Board

The Company has an independent Scientific Advisory Board ("SAB") to advise management and the Board of Directors on the Corporation's scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium, reimbursement for their reasonable out-of-pocket expenses incurred on the business of the Corporation, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals and other centers of biomedical research, may, from time to time, collaborate on or direct, independent basic research, pre-clinical studies and/or feasibility

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clinical trials involving the Company's  technologies and receive, in connection therewith, professional fees at market rates.

4.  Competitive Environment

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions as those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than the Company. Many of these companies have significant experience in pre-clinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

5.  Manufacturing

The Company's medical device technologies are designed and manufactured under the Company's quality system, which is registered to ISO9001 and EN46001. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company's quality system is being modified as necessary to conform to Quality System Regulations
(QSR) and other regulatory requirements (see "Government Regulation").

The manufacture and testing of the Company's medical device technologies are currently subcontracted to suppliers and managed by Vasogen. The technology consists of medical device systems that are designed to apply a number of physicochemical stress factors to a sample of a patient's own blood or donor T cells. The systems employ a single-use disposable vessel, which contains the patient's blood or donor T cells during treatment. Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical device system. Both subcontractors operate quality systems in accordance with ISO9001/EN46001 requirements.

6.  Intellectual Property

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of immune modulation therapy to the treatment of a number of disease indications. The Company seeks patent protection in various commercial jurisdictions of the world. Vasogen has eight United


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

States patents in addition to over twenty-five patent applications pending throughout the world. The Company will continue to seek intellectual property protection as appropriate.

The Company requires its employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is the property of the Company and is to be kept confidential and not disclosed except in specific circumstances.

7.  Royalties

The Company has granted royalties to arm's-length third parties on gross amounts received by the Company on commercial sales of its products comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from the Company's therapy for the prevention of ischemia/reperfusion injury to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

8.  Government Regulation

The Company's immune modulation therapies are produced by a medical device utilizing a sample of the patient's own blood. Sales of medical products and therapies are subject to stringent regulatory requirements in most countries. The regulatory review process required for commercial sales varies from country to country. In certain countries, the Company may also be subject to regulations governing clinical studies of its products. The Company pursues pre-market approvals and complies with clinical study requirements in those jurisdictions; namely, Europe, the United States, and Canada, where activities are being planned or are conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking approval will take.

(a) Europe

Medical products that are placed on the market in the European Union ("EU") are currently subject to one of two mutually-exclusive regulatory regimes: either the Medical Devices Directive (MDD), Council Directive 93/42/EEC, for medical devices; or the Medicinal Products Directive (MPD), Council Directive 65/65/EEC for pharmaceutical products. The Company's technology for the production and delivery of immune modulation therapy has been classified as medical devices in the EU.

Generally, in order to sell its medical device products within the European Union, Norway and Switzerland, the Company is required to achieve compliance with the requirements of the MDD and affix CE Marking on its medical device products to attest to such compliance. To achieve compliance, the Company's medical device products must meet the "essential requirements" of the MDD relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a qualified third party (a "Notified Body") selected by the Company. The Company was granted CE Marking certification for its technology for the production and delivery of VasoCare(TM) immune modulation therapy and its quality system was registered to ISO9001:1994 and BS EN46001:1997 on February 3, 1998.

As the MDD is applied through enactment of national legislation of European Union member states, the Company must comply with a variety of different legislative requirements in each country in which it plans to sell its products, such as use of certain languages for labelling, notification, and assessment procedures for clinical trials, and notification to authorities prior to entry of the product into the market. At this time, the review conducted by the Notified Body and the subsequent CE Marking of the Company's technology for the production and delivery of VasoCare(TM) immune modulation therapy are both necessary and sufficient to place the devices on the market in all states of the European Union, Norway, and Switzerland. Except in cases of ethical or public health concerns, or in the case of procedures shown to have significant adverse effects once on the market, the relevant authorities in each country do not usually involve themselves directly in the market approval/disapproval of medical procedures based on medical devices; however, there can be no assurance that this situation may not change in the future.

The Company is subject to continued audit by its Notified Body and will be required to report any device-related serious adverse incidents or near incidents to the appropriate authorities.

(b) United States

In the United States, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The manufacture and sale of medical devices in the United States are controlled by the Food and Drug Administration (FDA). The Company is subject to the regulation of the FDA, as well as state and local authorities. It is expected that the Company's medical devices will be subject to the FDA's Pre-Market Approval (PMA) process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA scientifically valid pre-clinical and clinical data which it has developed to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of the Company's device can begin, an IDE application must be submitted to the FDA and be approved. Also, before the studies can begin, the institutional review boards at the respective clinical centres participating in the studies must approve the clinical protocol.

During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable quality system regulation ("QSR") requirements. The QSR requirements mandate that the Company manufacture its devices and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

(c) Canada

In Canada, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The Medical Devices Bureau ("MDB") controls the manufacture and sale of medical devices in Canada. In their basic requirements, the regulations of Canada are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. As well, there must be documented evidence that the devices are developed, manufactured and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any investigation and testing of the Company's products in Canada on humans, authorization by the MDB is required.

The Company must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently, and reliably.

In addition to the regulatory product approval framework, the Company is also subject to regulation under municipal, provincial, and federal laws, including requirements regarding occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.


9.  Human Resources

At April 1, 2001, the Company had 39 full time employees. The Company's employees are not governed by a collective agreement. The Company has experienced no work stoppages and believes that its employee relations are satisfactory.

10.  Facilities

The Company's principal facility, which is leased, is located at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario, Canada L5L 4M1. The lease covers 8,333 square feet. The lease commenced on May 1, 1998 and expires on April 30, 2005. The Company's secondary facility, which is leased, is located at 2155 Dunwin Drive, Unit 1, Mississauga, Ontario, Canada L5L

4M1. The lease covers 5,202 square feet. The lease commenced on December 16, 2000 and expires on December 15, 2001 and is extendable at the option of the Company. Management believes that the existing facility is adequate for the Company's current needs. Management continually monitors the Company's facility requirements in light of the results of its research and development activities.




                  ITEM 5 - SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company, for the three years ended November 30, 2000, is derived from the audited consolidated financial statements of the Company.

(in thousands of dollars
except for per share data)
       -------------------           2000           1999             1998
                                     ----           ----             ----
Expenses:
---------
Research and development          $  6,108       $  4,672          $  4,656

General & administration             5,156          3,554             2,957

                                   (11,264)        (8,226)           (7,613)

Investment income                    1,303            311               301

Loss for the period                 (9,961)        (7,915)           (7,312)

Deficit, beginning of period       (37,310)       (29,395)          (22,083)
Deficit, end of period             (47,271)       (37,310)          (29,395)
Loss per share                       (0.24)         (0.25)            (0.29)


                                     2000           1999             1998
                                     ----           ----             ----
Balance Sheet
-------------
Acquired Technology                 $1,772         $2,025          $1,838
Total Assets                        44,840         11,387           7,490
Shareholders' equity                43,514         10,442           6,744


Quarterly Results
-----------------
(in thousands of dollars             Loss for         Loss per
except for per share data)           the period       Share
--------------------------           ----------       -----
February 29, 2000                    ($2,195)         ($0.06)
May 31, 2000                         (2,599)          (0.06)
August 31, 2000                      (2,194)          (0.05)
November 30, 2000                    (2,973)          (0.07)

February 28, 1999                    (1,583)          (0.06)
May 31, 1999                         (1,964)          (0.06)
August 31, 1999                      (2,122)          (0.07)
November 30, 1999                    (2,246)          (0.06)


DIVIDEND RECORD AND POLICY

No dividends have been paid by the Company to date and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.


                ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please refer to pages 21 to 23 of the 2000 Annual Report of Vasogen Inc.


                         ITEM 7 - MARKET FOR SECURITIES

The Common Shares of the Company are listed on the Toronto Stock Exchange and the American Stock Exchange.


                         ITEM 8 - DIRECTORS AND OFFICERS

The names and municipalities of residence of all directors and officers of Vasogen Inc. as at the date hereof, the offices presently held, principal occupations, and the year each director first became a director are set out below. Each director was elected to serve until the next annual meeting or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

       ------------------------------------------------------------------------------------------

                                   Position with the
                                   Corporation and                       Director/Officer Since
       Name/Residence              Principal Occupation
       --------------------------- ------------------------------------- ------------------------
       William A. Cochrane, OC,    Vice-Chairman of the Board             February, 1995
       MD,FRCP(C)                  and a Director of the Company
       Calgary, Alberta            and Healthcare Consultant
       --------------------------- ------------------------------------- ------------------------
       David G. Elsley, MBA        President, CEO and a Director          January, 1991
       Oakville, Ontario           of the Company
       --------------------------- ------------------------------------- ------------------------
       William R. Grant *          Chairman of the Board and              November, 1998
       New York, New York          Director of the Company
                                   and Chairman of Galen Associates
       --------------------------- ------------------------------------- ------------------------


       Andre Berard *              Director of the Company and            November, 2000
       Verdun, Quebec              Chairman of the Board and
                                   Chief Executive Officer of
                                   National Bank of Canada
       --------------------------- ------------------------------------- ------------------------
       Terrance H. Gregg,+         Director of the Company and            September, 1999
       Los Angeles, California     President and Chief Operating
                                   Officer, Office of the Chief
                                   Executives of MiniMed Inc.
       --------------------------- ------------------------------------- ------------------------
       John C. Villforth+          Director of the Company and            March, 2001
       Derwood, Maryland           President and Executive
                                   Director of the Food and Drug
                                   Law Institute
       --------------------------- ------------------------------------- ------------------------
       Geofrey Myers               Assistant Secretary of the             February, 2000
       Toronto, Ontario            Company and Senior Partner
                                   with Lang Michener
       --------------------------- ------------------------------------- ------------------------
       Graham Strachan +           Director of the Company                September, 1998
       Etobicoke, Ontario          and Life Sciences Consultant
       --------------------------- ------------------------------------- ------------------------
       Dr. Eldon R. Smith          Vice-President, Scientific             May, 1998
       Calgary, Alberta            Affairs and a Director of the
                                   Company
       --------------------------- ------------------------------------- ------------------------
       Benoit La Salle *           Director of the Company and the        January, 1997
       Montreal, Quebec            President of Semafo Inc.
       --------------------------- ------------------------------------- ------------------------
       Bernard Lim                 Vice-President, Technology of          March 2001
       Mississauga, Ontario        the Company
       --------------------------- ------------------------------------- ------------------------
       Clive Ward-Able             Vice-President, Research and           August, 2000
       Burlington, Ontario         Development of the Company
       --------------------------- ------------------------------------- ------------------------
       Christopher J. Waddick      Vice-President, Finance, Chief         March, 1997
       Chatham, Ontario            Financial Officer, Corporate
                                   Secretary and Treasurer of the
                                   Company
       --------------------------- ------------------------------------- ------------------------

Notes:

1.  * denotes a member of the Audit Committee of the Board of Directors.

2. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.

3. The Corporation does not have an executive committee of the Board of Directors.

The directors and officers of Vasogen as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2% of the issued common shares of the Company.

                         ITEM 9 - ADDITIONAL INFORMATION

Additional information concerning Vasogen, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy

Circular dated March 30, 2001. Additional financial information is provided in the consolidated financial statements for the fiscal period ended November 30, 2000. Copies of the Management Proxy Circular and the 2000 Annual Report including the consolidated financial statements may be obtained upon request from the Corporate Secretary of Vasogen Inc. at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1.

The Company shall provide to any person, upon request to the Secretary of the
Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

    (a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

    (b) one copy of the comparative financial statements of the Company for its most recently completed fiscal year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

    (c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

    (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus and are not required to be provided under (a) to (c) above; or

(2) at any other time, one copy of any other documents referred to in (1) (b) and (c) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Unless otherwise stated, the information contained herein is at April 9, 2001.